

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

<u>Via E-mail</u>
Michael J. McGuire
Chief Executive Officer
Blue Capital Reinsurance Holdings Ltd.
Waterloo House
100 Pitts Bay Road
Pembroke, Bermuda HM 08

     Re: **Blue Capital Reinsurance Holdings Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 1-36169

Dear Mr. McGuire:

We refer you to our comment letter dated July 7, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance